Allis-Chalmers Energy Inc.
5075 Westheimer, Suite 890
Houston, Texas 77056
August 4, 2006
VIA FACSIMILE (202) 772-9368
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Carmen Moncada-Terry

Re:	Registration Statement on Form S-1 (No. 333-133874) of Allis-Chalmers Energy Inc.
Ladies and Gentlemen:
     On behalf of Allis-Chalmers Energy Inc. (the “Company”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-1 be accelerated to 12:30 p.m., Washington, D.C. time, on Tuesday, August 8, 2006, or as soon thereafter as practicable.
     The Company hereby acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

•	the Company may not assert staff comments or the staff’s declaration of the effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
This request has also been transmitted via EDGAR.

Very truly yours, Allis-Chalmers Energy Inc.
By:	/s/ Theodore F. Pound III
Theodore F. Pound III
General Counsel and Secretary